SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       -----------------------------------

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       -----------------------------------


                           ARGUSS COMMUNICATIONS, INC.
                          ----------------------------
             (Exact name of Registrant as specified in its Charter)


                DELAWARE                                 02-0413153
                --------                                 ----------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


                ONE CHURCH STREET, SUITE 302, ROCKVILLE, MARYLAND
                -------------------------------------------------
                    (Address of principal executive offices)

                                      20850
                                      -----
                                   (Zip Code)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

       Title of each class                           Name of each exchange on
       to be so registered:                              which each class
                                                        is to be registered:

          COMMON STOCK,                               NEW YORK STOCK EXCHANGE
         $0.01 Par Value

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates: Not applicable.

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE



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Item 1.  Description of Registrant's Securities to be Registered.

         This Registration Statement on Form 8-A is filed for the purpose of registering the common stock, par value $0.01 per share ("Common Stock"), of Arguss Communications, Inc. (the "Company") under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the listing of the Common Stock on the New York Stock Exchange ("NYSE"). The Common Stock is currently listed on the NASDAQ National Market (the "NASDAQ"). The Company anticipates that such listing on the NASDAQ will be terminated in connection with the listing on the NYSE.

         The following is a description of the Common Stock, as well as the rights, preferences, qualifications, restrictions and limitations of the other capital stock of the Company affecting the rights of the holders of Common Stock. The following description is qualified in its entirety by reference to the terms of the Company's Certificate of Incorporation which is included as an exhibit to reports previously filed by the Company with the Securities and Exchange Commission.

Authorized Shares

         The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 1,000,000 shares of preferred stock, par value $.01 per share, and 30,000,000 shares of Common Stock, par value $.01 per share.

         The Board of Directors is authorized to issue the authorized but unissued shares of preferred stock in series and, with respect to each series, to fix its designation, rights (including voting, dividend, conversion, sinking fund and redemption rights), preferences (including with respect to dividends and liquidation), qualifications, restrictions and limitations. As of the date hereof, in addition to the Common Stock, the Company has no shares of preferred stock outstanding.

Common Stock

         Voting Rights. The holders of the Company's Common Stock have one vote per share. Holders of Common Stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by shareholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

         Dividends. Holders of Common Stock will share ratably in any dividends declared by the Board of Directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of Common Stock may be paid to holders of shares of Common Stock.

         Other Rights. In the event of liquidation, dissolution or winding up, after payment of liabilities and liquidation preferences on any shares of Preferred Stock then outstanding, the holders of Common Stock are entitled to share ratably in all assets available for distribution. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Preferred Stock

         The Board of Directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions applicable to the shares of each series. The Board of Directors may, without shareholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of Common Stock and could have anti-takeover effects. The ability of the Company's Board of Directors to issue Preferred Stock without shareholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of existing management.


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Certain Charter Provisions

         Certain Provisions of the Company's Certificate of Incorporation and By-Laws may have anti-takeover effects. A number of provisions of the Company's Certificate of Incorporation and By-Laws concern matters of corporate governance and the rights of shareholders. Some of these provisions, including, but not limited to, the filling of vacancies on the Board of Directors by the affirmative vote of a majority of the remaining directors, and the ability of the Board of Directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further shareholder action, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which shareholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of the Company's Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the Board of Directors to issue preferred stock without further shareholder action, could also delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if the removal or assumption would be beneficial to the Company's shareholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contest, even if favorable to the interests of shareholders, and could depress the market price of the Company's Common Stock. The Board of Directors believes these provisions are appropriate to protect the Company's interests and the interests of its shareholders. The Board of Directors has no present plans to adopt any further measures or devices which may be deemed to have an "anti-takeover effect."

         Delaware Anti-Takeover Provisions. The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years following the date such person became an "interested stockholder" unless:

               o before such person became an interested stockholder, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

               o upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

               o at or following the time such person became an interested stockholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The existence of these provisions would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. The Company's Certificate of Incorporation does not contain any such exclusion.



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Item 2. Exhibits.

         None.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  December 6, 2000                ARGUSS COMMUNICATIONS, INC.



                                       By:/s/ ARTHUR F. TRUDEL, JR.
                                       ------------------------------------
                                       Arthur F. Trudel, Jr.
                                       Chief Financial Officer